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"Introducing Trikke, a smart choice for modern urban mobility.

Trikke's patented design is based on over 15 years of engineering and quality testing, offering riders:

Smart Maneuverability with a stable and flexible riding platform.

Smart Functionality that makes it perfect for use in professional, industrial, and recreational markets.

Smart Ergonomics that supports healthy posture and avoids the physical discomfort and strain bikes often cause.

Smart Portability with a folding frame that makes it incredibly easy to carry anywhere.

Smart Fitness thanks to its active, physically engaging operation.

And it's simply **Smart Fun!**

Trikke provides a unique riding experience... and we should know, because we *are* Trikke!

The Trikke Tech, Inc. team is committed to improving the future of personal mobility—and we are having the time of our lives doing so!

When we talk TRIKKE, we're talking easy-to-use, innovative vehicle design, engaging performance, active riding, freedom, and fun.

And we want you to partner with us.

Our goal is nothing less than revolutionizing the personal e-mobility market while becoming the world's leading non-ebike provider.

Because we believe the demand is truly worldwide, and that every country, industry, and individual can benefit from the power of Trikke transportation.

See, Trikke isn't just a single product. It's a versatile technology framework that allows innovative vehicles to be built for numerous applications and terrains, both on- and off-road.

And we believe it will continue to evolve with the potential to become a major landmark in the history of personal vehicles.

We have sold more than half a million vehicles to date and have established ourselves in 17 countries. We have become industry innovators when most others seem to be stuck in the past, tinkering with old and problematic designs.

So where do we go from here?

Recent advances in battery technology have caused a boom in the light electric vehicles market, triggering exponential adoption rates. The US market alone experienced a 60% growth in 2016.

The global market for light electric vehicles is valued at nearly $25 billion, and is expected to continue to rise for years to come. Currently, e-bikes represent more than an 80% share of that market…

But Trikke Tech, Inc. is here to change that. With your support, our goal is to harness this growth and expand our operations and distribution worldwide.

In 7 years, our objective is to have more than a 1% share of the whole light electric vehicles market, totaling more than $300 million.

The big question is...are you ready to come along for the ride?

It's time to invest in innovation. It's time to join the future of personal transportation.

It's time to discover the power of Trikke."

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